Exhibit 99.5

NEWS RELEASE

Lithium Argentina Reports First Quarter 2024 Results

May 13, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina,” the “Company,” or “LAAC”) (TSX: LAAC) (NYSE: LAAC), today announced first quarter results.

Highlights

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Operational Highlights

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During the three months ended March 31, 2024, Caucharí-Olaroz produced approximately 4,500 tonnes of lithium carbonate.
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The project continues to advance through the ramp up and test higher production levels.
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In April 2024, a planned shutdown was performed to inspect and improve reliability of the processing plant.
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Caucharí-Olaroz remains on target to produce 20,000 - 25,000 tonnes of lithium carbonate in 2024.
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The target remains to reach and maintain a near steady state production level by the end of the year.
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For 2024, Caucharí-Olaroz expects to be operating cash flow positive when adjusted for working capital changes.
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Working capital requirements are expected to remain elevated through the first half of 2024 as production continues to ramp up and sales shipments begin to normalize.

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Financial Highlights
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As of March 31, 2024, Lithium Argentina had $86M in cash and cash equivalents with an additional $20M in collateral related to loans to Caucharí-Olaroz expected to be released in Q2 2024.
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The Company has not drawn on its $75M credit facility with Ganfeng Lithium Co. Ltd. (“Ganfeng”) and has $259M in convertible debt at 1.75% due in early 2027.
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As of March 31, 2024, Minera Exar S.A. (“Minera Exar”), the Argentine joint venture company owned by the Company (44.8%), Ganfeng (46.7%) and Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (8.5%) had approximately $241M (on a 100% basis, less cash collateral) of local debt tied to funding working capital and startup costs.
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A substantial portion of the local debt is being refinanced with unsecured credit facilities typical of an operating company.
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The Company is working with Ganfeng to pursue additional longer term debt options to leverage improved lending conditions in Argentina and support future growth plans.

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Corporate Highlights

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On March 5, 2024, Ganfeng agreed to invest $70M for an expected 15% stake in the Pastos Grandes project through a subscription of newly-issued shares of the Company’s Argentine subsidiary, Proyecto Pastos Grandes S.A. (the “Pastos Grandes Transaction”). The transaction is expected to close mid-2024 with proceeds available to support the Company’s Argentine operations.
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In the first quarter of 2024, the Company commenced additional measures to reduce discretionary spending at the corporate level by 25%.
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The Company will hold its Annual General Shareholders Meeting on June 20, 2024.

Earnings Release: First Quarter 2024	1

Commenting on the results for the three-month period ended March 31, 2024, Sam Pigott, CEO, Lithium Argentina commented:

“I am proud of how the team at Caucharí-Olaroz continues to advance through the ramp up and progress towards a capacity of 40,000 tonnes per annum. During the first quarter 2024, the production volumes totaled approximately 4,500 tonnes, about 20% higher than volumes produced during the fourth quarter. The Company remains focused on completing the ramp-up at Caucharí-Olaroz, prioritizing prudent financial management practices to ensure the company remains sufficiently capitalized and advancing the regional development plan for the Pastos Grandes basin with Ganfeng.”

Mr. Pigott continued by saying, “In recent months, we worked closely with Ganfeng to advance local debt options in Argentina to take advantage of improved lending conditions in Argentina and the transition to an operating business. These actions will enhance financial flexibility to advance near-term growth, minimize dilution and preserve future opportunities to create shareholder value.

He closed by saying, “Looking ahead, we remain optimistic about the outlook for the lithium industry, which is buoyed by favorable demand fundamentals and has seen positive pricing trends in recent months. With Caucharí-Olaroz operating and a regional development plan being advanced and a talented team of professionals in Argentina and abroad, we are well-positioned to navigate the challenges and capitalize on the opportunities that lie ahead.”

Earnings Release: First Quarter 2024	2

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarters ended March 31,
	2024	2023
	$	$
Expenses	(20.8)	(9.7)
Net loss	(10.2)	(6.4)
Loss per share – basic	(0.06)	(0.04)

(in US$ million)	As at March 31, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	86.2	122.3
Total assets	1,046.1	1,055.0
Total liabilities	(226.0)	(226.1)

In Q1 2024, net loss was attributable to expenses in the period partially offset by a gain on change in fair value of the convertible note derivative liability.

In Q1 2024, total assets decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations and a decrease in investment in the Caucharí-Olaroz project due to elimination of the Company’s portion of capitalized intercompany interest, partially offset by an increase in loans advanced to Exar Capital.

This news release should be read in conjunction with Lithium Argentina’s condensed consolidated interim financial statements and management's discussion and analysis for the quarter ended March 31, 2024, which are available on SEDAR+. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

First Quarter 2024

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng., a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2024 expected production for the Caucharí-Olaroz project; goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up in production capacity and product quality, timing of commissioning and ramp up of the KCI plant; expectations with respect to regional development planning for the Pasto Grandes basin and the timing thereof; and the timing of closing of the Pastos Grandes Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp up the Caucharí-Olaroz project, the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the receipt of required approvals for and timing of the Pastos Grandes Transaction;

Earnings Release:

First Quarter 2024

the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control, and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest annual information form (“AIF”), management information circular, management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risks include, but are not limited to the following: lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middel East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; cybersecurity risks and threats; and uncertainties with obtaining required approvals (including regulatory approvals) for the Pastos Grandes Transaction. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Disclosures, which are available on SEDAR+ at www.sedarplus.ca.

Earnings Release:

First Quarter 2024